SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 AMERICA • ASIA PACIFIC • EUROPE

September 21, 2020

Via EDGAR and Federal Express

Courtney Lindsay, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: Biodesix, Inc.

   Draft Registration Statement on Form S-1

   Originally Submitted August 12, 2020

   CIK No. 0001439725

Dear Mr. Lindsay:

On behalf of Biodesix, Inc. (the “Registrant”), we hereby confidentially submit amendment no. 1 (“Amendment No. 1”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 1 has been marked to show all changes made to the initial draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission on the initial draft Registration Statement, as set forth in the Staff’s letter dated September 9, 2020. The responses follow each comment and, where applicable, include page references to Amendment No. 1 indicating where disclosure has been added in response to the Staff’s comment.

Draft Registration Statement on Form S-1

Business Overview, page 1

1.	With reference to your disclosures on pages 83-85, revise to highlight the impact of the COVID-19 pandemic on your business, including with respect to product mix, costs and revenues.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 5 and 87 to highlight the impact of the COVID-19 pandemic on the Registrant’s business.

2.	With reference to your disclosure in the third full paragraph on page 134, please revise your Summary discussion of the Biodesix WorkSafe™ testing program to

United States Securities and Exchange Commission

September 21, 2020

explain briefly what the Emergency Use Authorization allows and the uncertain nature of its duration. Also, revise to clarify when the two products received this authorization and when they were commercialized.

The Registrant has complied with the Staff’s comment and revised the discussion of the Biodesix WorkSafe testing program on pages 2 and 84.

3.

With regard to the July 23 announcement, please revise to clarify the importance of this arrangement so that it is clear why you are highlighting this announcement in your Summary. For instance, indicate whether you have derived material revenues to date from the arrangement and whether it is exclusive in nature. Also file the agreement as a material contract or advise. As applicable, refer to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04 for additional guidance.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 2, 84, and 102 to reflect entry into an agreement with the State of Colorado to support widespread COVID-19 testing. The Registrant will file the agreement as Exhibit 10.27 in a subsequent amendment.

4.

Your Summary disclosure suggests that you developed the two COVID-19 tests, that you own the technology, and that you hold the relevant EUAs; however, your disclosures on pages 34-35, 37 indicate that Bio-Rad developed the tests and that they own the technology and hold the relevant EUAs. We further note that your March 20, 2020 and May 19, 2020 press releases indicate that you and Bio-Rad are partners and collaborators with respect to these tests and that your disclosure on page 129 indicates that Bio-Rad is your supplier. Please revise to clarify or advise.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 2, 84 and 102 to reflect that the Registrant utilized Bio-Rad’s technology and intellectual property and other materials to commercialize such tests.

Our Market Opportunity, page 2

5.

With reference to your disclosure on page 86, please revise the Summary to explain that your revenues have historically derived primarily from your diagnostic testing business as opposed to your services business.

The Registrant has complied with the Staff’s comment and revised the disclosure on pages 1 and 101 to explain that the majority of the Registrant’s revenues to date have been derived from the Registrant’s diagnostic testing business.

United States Securities and Exchange Commission

September 21, 2020

We are exposed to significant future payments and other obligations associated with our acquisitions, page 25

6.	Please disclose here and at page 146 to clarify whether you have made any payments in connection with the acquisition agreements you reference.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 27 and 153 to clarify that the Registrant has not made any payments in connection with the contingent consideration arrangement resulting from the acquisition of Integrated Diagnostics, Inc. and to disclose the payments made to date in connection with the acquisition of Oncimmune, Inc.

Some intellectual property that we in-license may have been developed through government funded programs.., page 60

7.	Please revise to identify the commercialized products that are or may be subject to march- in rights.

The Registrant confirms to the Staff that to date, none of the Registrant’s commercialized products are subject to march-in rights.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive.., page 68

8.

We note that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for “substantially all” shareholder claims, including “any derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 70 and 71 to clarify that the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Securities Act or the Exchange Act. The Registrant respectfully submits that provision will also be explicitly stated in the Registrant’s amended and restated certificate of incorporation.

United States Securities and Exchange Commission

September 21, 2020

Use of Proceeds, page 73

9.

Expand your disclosure here and on page 6 to specify how much of the proceeds you intend to allocate to each of the four purposes you list. Also revise your disclosure concerning the second use to indicate, as applicable, whether material proceeds are intended to be allocated towards specific pipeline products or research efforts, such as those described on pages 123-124.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it will supplement and amend its use of proceeds disclosure to include allocation information once it has a more accurate estimate of the size and timing of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 90

10.

We note the increase in your research and development expenses and that you are currently engaged in clinical studies for certain product candidates and as well as ongoing product innovation. Please expand your disclosure to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 92 and 93 to note that it does not track expenses by product candidate. The disclosure has also been updated to reflect and separately detail the Registrant’s external and internal expenses related to its research and development activities.

Bio-Rad SARS-CoV-2 ddPCR Test, page 120

11.	Please revise the disclosure at the top of page 121 to clarify whether the publication reported results from testing of Bio-Rad’s SARS-CoV-2 ddPCR or from testing of another ddPCR testing product.

The Registrant has complied with the Staff’s comment and updated its disclosure on page 127. The Registrant respectfully submits that the publication reported results utilized independently developed testing from another ddPCR testing product.

Platelia SARS-CoV-2 Total Ab Test, page 121

12.	Please revise to disclose the p and n values applicable to the test.

United States Securities and Exchange Commission

September 21, 2020

The Registrant has revised the disclosure on page 127 to reflect the n values and confidence intervals applicable to the test. The Registrant respectfully submits that the test instructions for use do not include a p value.

Coverage and Reimbursement, page 125

13.	Please revise to discuss coverage and reimbursement as it pertains to the two COVID-19 diagnostic tests.

The Registrant has complied with the Staff’s comment and updated its disclosure on page 132.

Clinical Laboratory Operations, page 128

14.

In light of your disclosure on page 85 indicating that your recently introduced COVID-19 tests will comprise a significant portion of your revenue for the remainder of 2020 and the first quarter of 2021, please revise to clarify whether existing workflows are adequate to deliver tests within the same 3-day and 5-day timeframes you disclose in this section.

The Registrant has complied with the Staff’s comment and updated its disclosure on page 135 to reflect that the Registrant believes its existing workflows are adequate to deliver test results within the disclosed timeframes.

Intellectual Property, page 129

15.	Please revise to disclose the material terms of your agreements with Bio-Rad concerning the two diagnostic tests for COVID-19. Also, file these agreements as exhibits to the registration statement.

The Registrant has revised the disclosure to reflect the material terms of its agreements with Bio-Rad on page 137. The Registrant respectfully submits that the Bio-Rad agreements governing the two diagnostic tests for COVID-19 will be filed as exhibits 10.16, 10.17 and 10.18 in a subsequent amendment.

16.	Discuss, as applicable, whether you hold patents that cover the COVID-19 diagnostic and antibody tests.

The Registrant respectfully advises the Staff that it does not hold the patents that cover the COVID-19 diagnostic and antibody tests and has clarified its disclosure to such effect.

United States Securities and Exchange Commission

September 21, 2020

Acquisition of Integrated Diagnostics, page 146

17.

We note your disclosure that you may be required to pay up to $37 million in contingent consideration to Integrated Diagnostics, Inc. and IND Funding, LLC. Please revise to disclose the applicable milestones or advise.

The Registrant has complied with the Staff’s comment and updated its disclosure on pages 27 and 153 to reflect the contingent consideration arrangement, which requires that additional consideration be paid by the Registrant based on the attainment of a cumulative three consecutive month gross margin target of $2 million within a seven-year period after the acquisition date.

Financial Statements Note 3—Business Combination Integrated Diagnostics, Inc., page F-19

18.

Given the significance of the developed technology acquired, please expand your disclosures herein or elsewhere to identify the nature of the technology and how you determined its fair value. Please also disclose how you assess this technology for impairment.

The Registrant has complied with the Staff’s comment and updated its disclosure on page F-44 to disclose the Registrant’s determination of the fair value and assessment of impairment for the Integrated Diagnostics, Inc. intangible assets.

19.	Please disclose a qualitative description of the factors that make up the goodwill recognized in this transaction in accordance with ASC 805-30-50-1(a).

The Registrant has complied with the Staff’s comment and updated its disclosure on page F-51 to provide a qualitative description of the factors that make up the goodwill recognized in this transaction.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant will provide supplementally to the Staff all such written communications presented to potential investors.

United States Securities and Exchange Commission

September 21, 2020

Please do not hesitate to contact the undersigned at (415) 772-1256 with any questions you may have regarding this confidential submission.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

cc:	Scott Hutton, Biodesix, Inc.

Robin Harper Cowie, Biodesix, Inc.

David Poticha, Biodesix, Inc.

Samir A. Gandhi, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP